Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-197424 on Form S-8 of our reports dated March 1, 2017, relating to the consolidated financial statements of Envision Healthcare Corporation and subsidiaries (the “Company”) which report expresses an unqualified opinion and includes an explanatory paragraph relating to the merger of AmSurg Corp. and Envision Healthcare Holdings, Inc. as of December 1, 2016 appearing in Notes 1 and 4 to the consolidated financial statements, and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 10-K of Envision Healthcare Corporation for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
March 1, 2017